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January 15, 2021

VIA EDGAR

Re:	TaskUs, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 21, 2020 (the “Registration Statement”) CIK No. 0001829864

Jan Woo, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Jan Woo, Esq.:

On behalf of TaskUs, Inc. (formerly known as TU TopCo, Inc.) (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”) confidentially submitted on December 21, 2020. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In accordance with Section 71003 of the FAST Act, the Registrant is omitting interim financial information for the nine month period ended September 30, 2020. The Registrant will amend the Registration Statement to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness of the Registration Statement.

In addition, we are providing the following responses to your comment letter, dated January 5, 2021, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant.

Form S-1/A DRS filed December 21, 2020

Prospectus Summary

Our Clients, page 13

1.

We note your response to prior comment 2 regarding the prominent disclosure of your customers, Zoom, Uber, Oscar, Coinbase, and Netflix. Please provide appropriate context by disclosing that none of these clients represented more than 10% of the company’s revenue in 2019 or 2018.

The Registrant has revised pages 2 and 107 to include disclosure that none of the above referenced clients represented more than 10% of its revenue in 2019 or 2018.

Securities and Exchange Commission	2	January 15, 2021

2.

We note your response to prior comment 3 regarding your relationship and agreements with Facebook, which generated 35% of your fiscal year 2019 revenues. Please advise whether you intend to file the agreements with Facebook pursuant to Item 601(b)(10) of Regulation S-K.

The Registrant respectfully advises the Staff that it does not believe that the Registrant’s agreements (“Client Agreements”) with Facebook (the “Client”) are “material contracts” required to be filed under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by a registrant, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Subsections (A), (C) and (D) are inapplicable to the Client Agreements. Subsection (B) requires the filing of any contract upon which the registrant’s business is “substantially dependent”. As discussed below, the Registrant does not believe that its business is substantially dependent on the Client Agreements. Furthermore, the Registrant believes that the filing of the Client Agreements will not provide any additional meaningful disclosure to investors beyond the disclosures that it has already included in the Registration Statement.

Contracts Not Made Outside the Ordinary Course of Business

The Registrant respectfully advises the Staff that the Client Agreements are made in the ordinary course of the Registrant’s business. The Client Agreements are the type of contracts the Registrant would regularly enter into with its clients for the provision of its digital customer experience, content security and/or artificial intelligence operations service offerings. Consistent with the descriptions of the Registrant’s client contracts on pages 127-128 of Amendment No. 2, the Client Agreements generally include a description of the services provided by the Registrant to the Client, invoicing and payment terms, the number of the Registrant’s employees to be assigned, the Client’s obligations for providing forecasting and notice of change in volume, and renewal and termination provisions. These are the typical terms set forth in the service agreements the Registrant enters into with its other clients. For these reasons, the Registrant respectfully submits that the Client Agreements are not made outside the ordinary course of business.

The Registrant’s Business is Not Substantially Dependent on the Client Agreements

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Registrant respectfully advises the Staff that the Registrant’s business is not substantially dependent on the Client Agreements. The Registrant does not contract with the Client to sell the “major part” of Registrant’s services to Client because the Registrant provides a much larger portion of its services to other clients. While the Registrant does generate a significant percentage of its revenue from its provision of services to the Client, the Client is one of many of the Registrant’s clients. Nor is it a supplier of a key component of the Registrant’s services and solutions. The Registrant’s performance of its obligations under contracts with its other clients is not dependent on the Registrant’s performance of its obligations under the Client Agreements and vice versa. In addition, the termination of any or all of the Client Agreements would not adversely affect the Registrant’s ability to continue providing services to its other clients. Similar to other client contracts, the Client Agreements include mechanisms to adjust cost by requiring the Client to provide headcount forecasts, which enables the Registrant to allocate the number of the Registrant’s employees assigned to the various service campaigns for the Client. Further, the Client Agreements provide for a phased ramp-down process in the event the Client terminates services, which allow the Registrant an extended period of time to redeploy its workforce to other service campaigns. In the event that one or more Client Agreements are terminated, the Registrant believes that it would be able to mobilize its employees to tasks for other clients or otherwise reduce headcount to mitigate the cost related to the loss of revenue from the termination of the Client Agreements. The Client Agreements, as of the date of this letter, include five statements of work that collectively govern more than twenty separate campaigns. These statements of work service various business units within the Client with different decision makers having the power to enter into, extend and terminate the applicable statement of work, or portions thereof, independent of one another. The termination of any one of the statements of work would not necessarily result in the termination of any or all of the other statements of work.

Securities and Exchange Commission	3	January 15, 2021

For the foregoing reasons, the Registrant does not believe that it is substantially dependent on any or all of the Client Agreements. As such, the Registrant respectfully submits that no such agreement meets the definition of a material contract under the applicable provisions of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement.

In addition, the Registrant also believes that its current disclosure on pages 127-128 in Amendment No. 2 regarding the Client Agreements provides investors with the material terms of such agreements, including risks relating to the Client Agreements which are substantially the same as those relating to the Registrant’s other client contracts, and investors would not receive any additional information that would be material to their investment decision if the Registrant filed the Client Agreements as exhibits to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based Compensation, page 101

3.	Please expand your MD&A discussion to include more detail of your analysis similar to what you provided us in your response to comment 6.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 102-103 of MD&A to include more detail on the key assumptions and methodologies used in determining the fair value of the common stock at each grant date.

4.

We note in your response to comment 6 that you believe the fair value of a common share increased from $44 per share to $120.06 per share due to “expectations for a near term exit.” Please revise MD&A to provide additional detail that supports the value for this scenario, including any information you may have regarding the acquisition value of the company as a whole at each grant date. Please also disclose the detailed assumptions, such as the discount for lack of marketability and the weightings used in each of the probability weighted scenarios along with explanation for the use of such assumptions. Revise to provide sufficient detail for the reader to understand the reason for the increase in per share value from $44 to $120.06 during 2020.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 102-103 of MD&A to include the key assumptions used in each of the probability weighted scenarios in connection with its independent valuation as of September 30, 2020. The Registrant respectfully advises the Staff that there were no probability weighted scenarios used in the determination of the fair value of the common stock as of the December 10, 2019 or April 16, 2019 valuation dates.

The Registrant has also revised the disclosure on pages 102-103 of MD&A to explain factors contributing to the increase to the fair value of the common stock from $44 per share per its December 10, 2019 independent valuation to $120.06 per share per its September 30, 2020 independent valuation.

Finally, the Registrant respectfully submits that it has included discussion of grant activity through December 31, 2020 and the independent valuation as of September 30, 2020 in response to the Staff’s comment, and such information is currently unaudited. The Registrant intends to update the Registration Statement to include audited financial statements for the year ended December 31, 2020 in a subsequent amendment.

Executive and Director Compensation, page 141

5.

We note your response to prior comment 8. Please note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K. Further, executive compensation disclosure required under Item 402 of Regulation S-K is not financial information that may be omitted pursuant to Instruction II.C of Form S-1. Please revise.

The Registrant has revised page 141 to include the executive compensation disclosure for the year ended December 31, 2019.

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Securities and Exchange Commission	4	January 15, 2021

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Edwin Kim, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts